AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TRIM NEVADA, INC.

TRIM NEVADA, INC. (hereinafter the "Corporation"), a Nevada corporation organized and existing under and by virtue of the State of Nevada, does hereby certify that:

1.   The original Articles of Incorporation of the Corporation was filed with the Secretary of State of the State of Nevada on May 5, 2009.

2.   This Amended and Restated Articles of Incorporation has been duly adopted in accordance with the provisions of the laws of the State of Nevada ("Nevada Law") by the Board of Directors and sole shareholder of the Corporation.

3.   The Articles of Incorporation are hereby amended and restated to read as herein set forth in full:

ARTICLE I
NAME

The name of the Corporation shall be: TRIM HOLDING GROUP

ARTICLE II
PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1.   Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

2.   General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

3.   Issuance of Shares. The board of directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the State of Nevada.

ARTICLE IV
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred Million (500,000,000) which shall consist of (i) Four Hundred Million (400,000,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and (ii) One Hundred Million (100,000,000) shares preferred stock (the "Preferred Stock").

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each class or series of capital stock of the Corporation, shall be as provided in this Article IV. Unless otherwise indicated, all Section references in this Article IV shall refer to the corresponding Sections in said Article.

A. PREFERRED STOCK

1.   Designation.

(a) Series 1, Class P-1 Shares. A total of 25,000,000 shares of the Corporation's Preferred Stock shall be authorized as a series known as Series 1, Class P-1 Preferred Stock, par value $8.75 per share (the "P1 Stock").

(b) Series 1, Class P-2 Shares. A total of 75,000,000 shares of the Corporation's Preferred Stock shall be authorized as a series known as Series 1, Class P-2 Preferred Stock, par value $7.00 per share (the "P2 Stock").

2.   Voting.

(a)   P1 Stock. Each share of P1 Stock shall entitle the holder thereof to 100 votes. The holders of P1 Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall vote with holders of Common Stock and P2 Stock, voting together as a single class upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof or by law.

(a)   P2 Stock. Each share of P2 Stock shall entitle the holder thereof to one vote. The holders of P2 Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall vote with holders of the Common Stock and P1 Stock, voting together as a single class upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof or by law.

3.   Dividends. The holders of shares of P1 Stock and P2 Stock shall be entitled to receive, out of funds legally available therefor, any dividends (other than dividends payable solely in shares of Common Stock) declared on the Common Stock. Such dividends shall be payable to the holders of shares of Common Stock and P1 Stock and P2 Stock on a pari passu, pro rata basis (treating each holder of one or more shares Preferred Stock as being the holder of a number of shares of Common Stock into which such holder's share or shares of Preferred Stock would be converted if such share or shares were converted pursuant to the provisions of Section A.4 hereof, with such number determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend) when, as, and if declared by the Board of Directors and shall be non-cumulative.

4.   Conversion. The holders of the shares of Preferred Stock shall have the following conversion rights:

(a)   P1 Stock. A holder of shares of P1 Stock shall be entitled at any time, upon written election to the Corporation, without payment of any additional consideration, to cause any or all of its shares of P1 Stock to be converted into a number of shares of Common Stock computed by multiplying the number of shares P1 Stock to be converted by 1.25.

(b)   P2 Stock. A holder of shares of P1 Stock shall be entitled at any time, upon written election to the Corporation, without payment of any additional consideration, to cause any or all of its shares of P1 Stock to be converted on a 1 for 1 basis into Common Stock.

(c)   Method of Conversion. Upon the election by a holder of shares of Preferred Stock to effect a conversion, such holder shall surrender the certificate or certificates representing the shares of Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Preferred Stock by the Corporation, or in the event the certificate or certificates are lost, stolen or missing, shall deliver an Affidavit of Loss with respect to such certificates. The issuance by the Corporation of shares of Common Stock upon such a conversion shall be effective as of the surrender of the certificate or certificates for the shares of Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or as of the delivery of an Affidavit of Loss.

       (d)   <u>Fractional Shares</u>. The Corporation shall not be obligated to deliver to any holder of shares of Preferred Stock any fractional share of Common Stock issuable upon any conversion of such shares (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted), but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

       (e)   <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

       (f)   <u>No Closing of Transfer Books</u>. The Corporation shall not close its books against the transfer of shares of Preferred Stock in any manner which would interfere with the timely conversion of any shares of Preferred Stock.

       (g)   <u>Issuance Tax</u>. The issuance of certificates for shares of Common Stock upon conversion of shares of the applicable series of Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock.

5.   <u>Dividends and Stock Splits</u>. If the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the conversion ratio shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be increased in proportion to such increase of outstanding shares of Common Stock.

B. <u>COMMON STOCK</u>

1.   <u>Designation</u>. A total of 400,000,000 shares of the Corporation's capital stock shall be designated as a class of Common Stock.

2.   <u>Voting</u>. The holder of each share of Common Stock shall be entitled to one vote for each such share as determined on the record date for the vote or consent of stockholders and, for so long as any share of P1 Stock or P2 Stock remains outstanding, shall vote together with the holders of P1 Stock and P2 Stock, as a single class, upon any items submitted to a vote of stockholders, except with respect to matters requiring a separate series or class vote.

3.   <u>Dividends</u>. Subject to the rights of holders of Preferred Stock, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion, with holders of P1 Stock, P2 Stock and

Common Stock sharing pari passu (on an as-converted to Common Stock basis) in such dividends as contemplated by Sections A.3 of this Article IV.

4.   <u>Liquidation</u>. Upon any Liquidation Event, after the payment or provision for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of shares of Preferred Stock are entitled with respect to the distribution of assets, the holders of shares of Common Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

5.   <u>Fractional Shares</u>. The Corporation may not issue fractional shares of Common Stock or Preferred Stock.

ARTICLE VI
TRANSACTIONS WITH INTERESTED DIRECTORS OR OFFICERS

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose, if:

(i) The fact of such relationship or interest is disclosed or known to the board of directors or committee and noted in the minutes, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interested directors or officers must be counted in any such vote of stockholders; or

(iii) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action; or

(iv) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized or approved.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify the contract or transaction.

ARTICLE VII
INDEMNIFICATION

The Corporation is authorized to provide indemnification of its directors, officers, employees and agents; whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Article VII or Article XI shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification."

ARTICLE VIII
ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws of the Corporation shall be adopted by its board of directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the board of directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE IX
RESIDENT AGENT

The name of the Corporation's resident agent and the street address in Clark County, Nevada for such resident agent where process may be served are national Registered Agents, Inc. of NV.

The resident agent may be changed in the manner permitted by law.

ARTICLE X
BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed by the Bylaws of the Corporation, and the number of directors of the Corporation may be changed from time to time by consent of the Corporation's directors. The initial board of directors of the Corporation shall consist of two (2) directors. The names and addresses of the people who shall serve as directors until the first annual meeting of shareholders and/or until their successors are elected and shall qualify are:

Louis Bertoli
300 Center Avenue Suite 202
Bay City, MI 48708

Nitin Amersey
300 Center Avenue Suite 202
Bay City, MI 48708

ARTICLE XI
LIMITATION OF LIABILITY OF
DIRECTORS AND OFFICERS TO CORPORATION AND SHAREHOLDERS

No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto; or (b) shall have acted or failed to act in a manner involving intentional misconduct, fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

The date of the adoption of the Amendments is October 7, 2009.

The Amendments were duly adopted by a majority of the shareholders of record on October 7, 2009 and the vote was 88% vote in favor out of 2,262,500 total issued and outstanding.

IN WITNESS WHEREOF, Trim Nevada, Inc. has authorized this Amended and Restated Articles of Incorporation to be signed by Louis Bertoli, Chief Executive Officer, as of this 7th day of October, 2009.

/s/ Louis Bertoli

Louis Bertoli, Chief Executive Officer